UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PharmAthene, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

71714G102
(CUSIP Number)

David Tonken President and Chief Executive Officer Nexia Biotechnologies Ltd. 70 St. George's Crescent Edmonton, Alberta T5N 3M7 (780) 486-2317
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71714G102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nexia Biotechnologies Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

3	SEC USE ONLY

4	Source of Funds (See Instructions)
SC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
857,958 (See Item 5 below.)

	8	Shared Voting Power
0

	9	Sole Dispositive Power
857,958 (See Item 5 below.)

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
857,958 (See Item 5 below.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13	Percent of Class Represented by Amount in Row (11)
3.9% (See Item 5 below.)

14	Type of Reporting Person (See Instructions) CO
CO

Item 1.     Security and Issuer

The name of the issuer is PharmAthene, Inc. (formerly known as Healthcare Acquisition Corp.), a Delaware corporation (the "Issuer"). The address of the Issuer's offices is One Park Place, Suite 450, Annapolis, MD 21401. This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to shares of common stock, par value $0.001 per share (the "Common Stock") of PharmAthene, Inc. (formerly known as Healthcare Acquisition Corp.), a Delaware corporation (the "Issuer").

Except as modified in the other items of this report, there has been no change in the information previously reported in the Schedule 13D previously filed by Nexia Biotechnologies Ltd., a Canadian corporation ("Nexia" or the "Reporting Person").

Item 2.     Identity and Background

(a) - (c), (f). The principal executive offices of Nexia are located at 70 St. George's Crescent, Edmonton, Alberta T5N 3M7. Nexia's principal business is the development of transgenic technologies for the production of recombinant proteins and the functional characterization of the biological properties of proteins for product applications.

(d) and (e). During the last five years, Nexia has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The consideration for the acquisition of 1,715,945 shares of the Issuer's Common Stock was 1,673,760 shares of Series C Convertible Preferred Stock of PharmAthene, Inc., a privately held Delaware corporation ("Target"), held by the Reporting Person, which were converted pursuant to the Agreement and Plan of Merger, dated as of January 19, 2007, among the Issuer, PAl Acquisition Corp., a Delaware Corporation and a direct wholly-owned subsidiary of the Issuer ("Merger Sub"), and Target, whereby Merger Sub merged with and into Target resulting in Target becoming a wholly-owned subsidiary of the Issuer (the "Merger"). The Merger closed on August 3, 2007.

On May 21, 2008, the Reporting Person sold 857,987 shares of the Issuer's Common Stock.

Item 4.     Purpose of Transaction

The purpose of the acquisition of the Issuer's securities was consideration for completing the Merger. All of the shares of Common Stock reported herein were acquired for investment purposes. Except as set forth herein, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Notwithstanding the foregoing, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

The information set forth in Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference. Nexia beneficially owns 857,958 shares of Common Stock and has the sole power to direct the vote and disposition of the Common Stock held. The percentage disclosed in Item 13 of the Cover Page for the Reporting Person is calculated based upon 22,087,121 shares of Common Stock outstanding on May 13, 2008.

(c) During the past sixty days, the Reporting Person has not effected any transactions in the shares of Common Stock it beneficially owns other than the sale of 857,987 shares of the Issuer's Common Stock on May 21, 2008.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on May 21, 2008.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships among the Reporting Person and any person with respect to the Issuer's securities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 26, 2008

NEXIA BIOTECHNOLOGIES LTD.

By: /s/ David Tonken

Name: David Tonken
Title: President and Chief Executive Officer